UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number: 001-36542

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2016

☐ Transition Report on Form 10-K	☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K	☐ Transition Report on Form 10-K
☐ Transition Report on Form N-SAR

Form the transition period ended:
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I – REGISTRANT INFORMATION
TerraForm Power, Inc.
Full Name of Registrant

_________________________
Former Name if Applicable
7550 Wisconsin Avenue, 9th Floor.
Address of Principal Executive Office (Street and Number)
Bethesda, Maryland, 20814
City, State and Zip Code

PART II – RULES 12b-25 (b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE
TerraForm Power, Inc. (the “Company”) is unable to timely file its Form 10-Q Quarterly Report for the quarter ended June 30, 2016 (the “Q2 Form 10-Q”) without unreasonable effort and expense. The Company’s delay in filing the Q2 Form 10-Q is due principally to the need to complete all steps and tasks necessary to finalize the Company’s financial statements and other disclosures required to be in the filing.

The Company has also not yet filed its Form 10-K Annual Report for the year ended December 31, 2015 (the “Form 10-K”) and its Form 10-Q for the quarter ended March 31, 2016 (the “Q1 Form 10-Q”) and is working to complete all steps and tasks necessary to finalize the financial statements and other disclosures required to be included in these filings.  As the Company has previously disclosed, due to the services we receive from SunEdison, Inc. (“SunEdison”) under the Management Services Agreement, our financial reporting and control processes rely to a significant extent on SunEdison systems and personnel.  As a result, if there are control deficiencies at SunEdison, including with respect to the systems that we utilize, it is necessary for us to assess whether those deficiencies could affect our financial reporting and related internal controls and, if so, address them to the extent necessary and appropriate prior to filing our Form 10-K and Q1 Form 10-Q.  We are continuing to assess whether matters related to SunEdison’s delay in its Form 10-K (including (a) SunEdison’s identification of material weaknesses and additional procedures necessary to complete its annual financial statements and related disclosures and (b) the publicly disclosed findings of the investigation by SunEdison’s independent directors and the related remedial plan) could affect our financial reporting and related internal controls.

As disclosed in our Form 8-K filed on July 26, as of December 31, 2015 the Company did not maintain an effective control environment primarily attributable to the material weaknesses specified therein. We are working to remediate these issues as promptly as practicable. Based on our work to date and in light of other factors, including the risk that SunEdison will be unable to complete the remedial actions related to its internal investigation, we expect that it will be necessary for the Company to implement additional controls and procedures and take other remedial actions before we finalize our financial statements and other disclosures for the year ended December 31, 2015.  The Company will not be able to file its Q2 Form 10-Q until it has completed and filed its Form 10-K and Q1 Form 10-Q. This process could require substantial time and resources and we can provide no assurance that our ongoing review will not identify additional material weaknesses or other issues that would require remediation.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Rebecca Cranna, 240-762-7700

(2)
Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☒ No

The Company has not filed its Form 10-K Annual Report for the year ended December 31, 2015 or its Form 10-Q Quarterly Report for the quarter ended March 31, 2016.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects the results of its operations for the fiscal quarter ended June 30, 2016 to be different from the corresponding period in 2015. Among the reasons for such anticipated differences are (i) the increase by approximately 1.1 GW, or 59%, of the Company’s fleet of renewable energy facilities from June 30, 2015 to June 30, 2016, and (ii) increased expenses, in particular costs of external advisors, due to contingency planning in connection with its controlling shareholder, SunEdison, Inc., filing for bankruptcy on April 21, 2016.

Because of the delay in the completion of its Form 10-K Annual Report for the year ended December 31, 2015 and its Form 10-Q Quarterly Report for the quarter ended March 31, 2016 and in the completion of the review of the Company’s results for the fiscal quarter ended June 30, 2016, the Company is unable to provide a reasonable estimate of the anticipated changes in its results of operations from the corresponding period in 2015.

TerraForm Power, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 10, 2016	By:	/s/ Rebecca Cranna
Executive Vice President & Chief Financial Officer